Form U-3A-2

                                                              File No. 69-232

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                 UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


     SOUTHEASTERN MICHIGAN GAS ENTERPRISES, INC. hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 and submits the following information:

     1.  Claimant     - Southeastern Michigan Gas Enterprises, Inc.
                        405 Water Street
                        Port Huron, Michigan  48060

                        State of organization - Michigan

                        Nature of business - Holding Company

                        All subsidiaries (both first and second tier) are incorporated in Michigan.

         Subsidiaries - Southeastern Michigan Gas Company
                        2915 Lapeer Road
                        Port Huron, Michigan  48060

                        Nature of business - Purchase, distribution, sale, and transport of natural gas to residential, commercial and industrial customers in two service areas, one located in and about Port Huron in southeastern Michigan and the other located in and about Albion in south-central Michigan. The Company's general offices are located in Port Huron.

                        Michigan Gas Company
                        16587 Enterprise Drive
                        Three Rivers, Michigan  49093

                        Nature of business - Purchase, distribution, sale, and transport of natural gas to residential, commercial and industrial customers in the service area in the southwest portion of lower Michigan and the central and western area of the Upper Peninsula of Michigan. Also sells propane through a subsidiary.

                        Battle Creek Gas Company
                        55 Hamblin Avenue
                        Battle Creek, Michigan  49017

                        Nature of business - Purchase, distribution, sale, and transport of natural gas to residential, commercial and industrial customers in the service area in and about Battle Creek, Michigan.

                        SEMCO Energy Services, Inc.
                        405 Water Street
                        Port Huron, Michigan  48060

                        State of organization - Michigan

                        Nature of business - A diversified company with operations and investments in many segments of the natural gas industry. SEMCO's principal operating activity is natural gas marketing. SEMCO markets gas to approximately 150 customers located in several states. Its customers include industrial, commercial and municipal natural gas users, natural gas distribution companies and other marketers.

                        At 12/31/95 SEMCO had the following wholly-owned subdidiaries:

                            SEMCO Pipeline Company
                            SEMCO Gas Storage Company
                            SEMCO Arkansas Pipeline Company
                            SEMCO Gathering Company
                            Southeastern Financial Services, Inc. (SFS)
                            Southeastern Development Company (SEDCO)

                        SEMCO Pipeline Company principally holds investments in various transmission pipelines located in Michigan.

                        SEMCO Gas Storage Company holds an equity interest in a natural gas storage system located in Michigan.

                        SEMCO Arkansas Pipeline Company holds a general partnershp interest in a partnership which operates a pipeline crossing northern Arkansas.

                        SEMCO Gathering Company has no assets at this time.

                        Southeastern Financial Services, Inc. leases vehicles and data processing equipment primarily to affiliates.

                        Southeastern Development Company holds real property and related improvements held for resale and office properties leased to affiliates and third parties.

     2.  Properties of Claimant and Subsidiary Public Utility Companies.

         (a)  Claimant (Southeastern Michigan Gas Enterprises, Inc.) -

             The total properties of the Claimant consist of the Common Stock of Southeastern Michigan Gas Company, Michigan Gas Company, Battle Creek Gas Company, SEMCO Energy Services, Inc., leasehold improvements and office equipment.

         (b) Subsidiaries

             Southeastern Michigan Gas Company

             Southeastern Michigan Gas Company owns gas supply systems which include approximately 100 miles of transmission pipelines and 1,900 miles of distribution pipelines. The pipelines are located in southeastern Michigan (centered in and around the City of Port Huron) and south-central Michigan (centered in and around the City of Albion).

             Southeastern's underground storage system consists of six salt caverns and a depleted oil field, located in St. Clair County, Michigan, together with dehydration, measuring, compressor and transmission facilities. The aggregate working capacity of the system is approximately 5.2 billion cubic feet (Bcf), with a capacity to deliver 86 million cubic feet (MMcf) on a peak day. Underground storage services are provided to others on a short-term basis, depending on available capacity.

             Southeastern Michigan Gas Company also owns meters and service lines, gas regulating and metering stations, garages, warehouses and other buildings necessary and useful in the conduct of its business. The Company leases computer and transportation equipment.

             Southeastern Michigan Gas Company's distribution system and service lines are, for the most part, located on or under public streets, alleys, highways, and other public places, or on private property not owned by Southeastern Michigan Gas Company with permission or consent, except to an inconsequential extent, of the individual owners. Southeastern Michigan Gas Company's mains and distribution system located on or under public streets, alleys, highways, and other public places were all installed under valid rights and consents granted by appropriate local authorities.

         Michigan Gas Company

             Michigan Gas Company owns gas supply systems located in the southwest portion of Michigan's lower peninsula and the central and western areas of Michigan's upper peninsula. The systems include approximately 2,100 miles of distribution pipeline, meters, service lines, gas regulating and metering stations, garages, warehouses, and other buildings necessary and useful in the conduct of its business. The Company leases computer equipment, transportation equipment, and certain buildings.

             Michigan Gas Company's distribution system and service lines are for the most part, located on or under public streets, alleys, highways, and other public places, or on private property not owned by Michigan Gas with permission or consent, except to an inconsequential extent, of individual owners. Michigan Gas Company's mains and distribution system located on or under public streets, alleys, highways, and other public places were all installed under valid rights and consents granted by appropriate local authorities.

         Battle Creek Gas Company

             Battle Creek Gas Company owns gas supply systems which, include approximately 30 miles of transmission pipelines and 700 miles of distribution pipelines. The pipelines are located in southwestern Michigan (centered in and around the City of Battle Creek, Michigan).

             Battle Creek Gas Company owns and operates underground gas storage facilities in two depleted salt wells and a depleted gas field. The aggregate working capacity of the storage system is approximately 1.7 Bcf.

             Battle Creek Gas Company also owns meters and service lines, gas regulating and metering stations, garages, warehouses and other buildings necessary and useful in the conduct of its business. The Company leases computer and transportation equipment.

             Battle Creek Gas Company's distribution system and service lines are, for the most part, located on or under public streets, alleys, highways, and other public places, or on private property not owned by Battle Creek Gas Company with permission or consent, except to an inconsequential extent, of the individual owners. Battle Creek Gas Company's mains and distribution system located on or under public streets, alleys, highways, and other public places were all installed under valid rights and consents granted by appropriate local authorities.

         All of these Subsidiaries' properties are located in the State of Michigan.

     3. The following information is submitted for the calendar year 1995 with respect to the Claimant and its subsidiary public utility companies:

                                          Claimant                                 Subsidiaries
                                       (Southeastern           Southeastern
                                        Michigan Gas             Michigan         Battle Creek          Michigan
                                      Enterprises Inc.)         Gas Company        Gas Company         Gas Company
(a) Mcf of Natural or manufactured
    gas distributed at retail               None              16,600,000 Mcf      6,000,000 Mcf      18,200,000 Mcf

(b) Mcf of natural or manufactured
    gas distributed at retail outside
    of the State in which each
    company is organized                    None                   None               None               None

(c) Mcf of natural or manufactured
    gas sold at wholesale outside
    the State in which each company
    is organized or at the State line       None                   None               None               None

(d) Mcf of natural or manufactured
    gas purchased outside the State
    in which each company is
    organized or at the State line          None              15,900,000 Mcf      5,000,000 Mcf      16,800,000 Mcf

     4.   Not Applicable.


                     EXHIBIT A - FINANCIAL STATEMENTS

     A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year accompanies this filing.


                    EXHIBIT B - FINANCIAL DATA SCHEDULE

     Financial Data Schedule showing consolidated Total Assets, Total Operating Revenues and Net Income.

                                 EXHIBIT C

     Not applicable.

     The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1996.

                              SOUTHEASTERN MICHIGAN GAS ENTERPRISES, INC.
                                          (Name of Claimant)



                              By Marcia M. Chmielewski, Vice President,
                                 Treasurer and C.F.O.
Corporate Seal

Attest:



Sherry L. Abbott, Secretary

     Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

    Marcia M. Chmielewski          Vice President, Treasurer and C.F.O.
          (Name)                               (Title)

               405 Water Street, Port Huron, Michigan  48060
                                 (Address)

Exhibit A

                                             SOUTHEASTERN MICHIGAN GAS ENTERPRISES, INC.
                                           CONSOLIDATED AND CONSOLIDATING INCOME STATEMENT
                                                          DECEMBER   1995
                                                       (Unaudited Statement)

                                   TWELVE MONTHS TO DATE                        LOCAL DISTRIBUTION COMPANIES
                                   ---------------------                    -------------------------------------     SEMCO
                                       1995          ELIM.        PARENT        SEMGC        BCGC        MIGC         ENERGY
                                   ------------  ------------  -----------  -----------  -----------  -----------  ------------
OPERATING REVENUE
 Gas sales revenue
  Residential                      $115,242,587  $          0  $         0  $46,149,049  $19,804,843  $49,288,695  $          0
  Commercial                         54,762,929             0            0   19,614,360    7,396,296   27,752,273             0
  Industrial                         14,019,103             0            0    2,558,078    1,792,408    9,668,617             0
                                   ------------  ------------  -----------  -----------  -----------  -----------  ------------
 Total gas sales revenue           $184,024,619  $          0  $         0  $68,321,487  $28,993,547  $86,709,585  $          0
                                   ------------  ------------  -----------  -----------  -----------  -----------  ------------
 Gas marketing                     $133,395,721  $(29,512,999) $         0  $         0  $         0  $         0  $162,908,720
 Transportation                      12,448,512             0            0    3,055,220    4,243,133    5,150,159             0
 Other operations                     5,669,830    (1,985,224)           0      469,021      133,448      563,541     6,489,044
                                   ------------  ------------  -----------  -----------  -----------  -----------  ------------
TOTAL OPERATING REVENUE            $335,538,682  $(31,498,223) $         0  $71,845,728  $33,370,128  $92,423,285  $169,397,764
                                   ------------  ------------  -----------  -----------  -----------  -----------  ------------
OPERATING EXPENSES
 Cost of gas sold                  $120,619,122  $          0  $         0  $40,180,739  $17,670,449  $62,767,934  $          0
 Cost of gas marketed               130,087,016   (29,512,999)           0            0            0            0   159,600,015
 Operations                          31,879,779    (1,985,224)      75,388   12,036,732    5,989,496   12,378,865     3,384,522
 Maintenance                          4,337,239             0          179    2,145,334      871,057    1,290,894        29,775
 Depreciation                        12,034,978             0      120,431    4,111,444    1,959,212    3,615,593     2,228,298
 Income taxes                         6,187,936     3,101,167   (3,246,452)   2,275,977      998,691    2,092,523       966,030
 Taxes other than income              7,965,964             0       (5,077)   3,274,626    1,450,953    2,809,389       436,073
                                   ------------  ------------  -----------  -----------  -----------  -----------  ------------
TOTAL OPERATING EXPENSES           $313,112,034  $(28,397,056) $(3,055,531) $64,024,852  $28,939,858  $84,955,198  $166,644,713
                                   ------------  ------------  -----------  -----------  -----------  -----------  ------------
OPERATING INCOME                   $ 22,426,648  $ (3,101,167) $ 3,055,531  $ 7,820,876  $ 4,430,270  $ 7,468,087  $  2,753,051
                                   ------------  ------------  -----------  -----------  -----------  -----------  ------------
OTHER INCOME
 Non-operating income              $  3,964,835  $ (8,860,477) $ 8,753,478  $ 2,242,505  $   889,782  $ 1,117,726  $   (178,179)
 Non-operating expenses               4,181,257             0            0    1,870,637      930,708    1,379,912             0
 Other income taxes                     (36,950)   (3,101,167)   3,062,424      132,960      (15,805)      13,157      (128,519)
                                   ------------  ------------  -----------  -----------  -----------  -----------  ------------
OTHER INCOME, NET                  $   (179,472) $ (5,759,310) $ 5,691,054  $   238,908  $   (25,121) $  (275,343) $    (49,660)
                                   ------------  ------------  -----------  -----------  -----------  -----------  ------------
INCOME BEFORE DEDUCTIONS           $ 22,247,176  $ (8,860,477) $ 8,746,585  $ 8,059,784  $ 4,405,149  $ 7,192,744  $  2,703,391
                                   ------------  ------------  -----------  -----------  -----------  -----------  ------------
INCOME DEDUCTIONS
 Interest on long term debt        $  8,547,384  $ (4,374,000) $ 7,253,634  $ 1,863,000  $ 1,293,750  $ 2,511,000  $          0
 Other interest                       1,725,651    (4,486,477)   1,910,907      624,242    1,101,339      328,919     2,246,721
 Amortization of debt expense           448,104             0       50,003      193,078       30,864      174,159             0
 Dividends on pref. of sub.             178,003             0            0      178,003            0            0             0
                                   ------------  ------------  -----------  -----------  -----------  -----------  ------------
TOTAL INCOME DEDUCTIONS            $ 10,899,142  $ (8,860,477) $ 9,214,544  $ 2,858,323  $ 2,425,953  $ 3,014,078  $  2,246,721
                                   ------------  ------------  -----------  -----------  -----------  -----------  ------------
NET INCOME                         $ 11,348,034  $          0  $  (467,959) $ 5,201,461  $ 1,979,196  $ 4,178,666  $    456,670
                                   ------------  ------------  -----------  -----------  -----------  -----------  ------------
 Equity earnings of subs.          $          0  $(11,816,001) $11,816,001  $         0  $         0  $         0  $          0
 Dividends on conv. preferred            16,627             0       16,627            0            0            0             0
                                   ------------  ------------  -----------  -----------  -----------  -----------  ------------
NET INCOME AVAILABLE FOR COMMON    $ 11,331,407  $(11,816,001) $11,331,415  $ 5,201,461  $ 1,979,196  $ 4,178,666  $    456,670
                                   ============  ============  ===========  ===========  ===========  ===========  ============
EARNINGS PER AVERAGE SHARE         $        .96
                                   ============

                                                  SOUTHEASTERN MICHIGAN GAS ENTERPRISES, INC.
                                                         CONSOLIDATED INCOME STATEMENT
                                                              DECEMBER 31, 1995
                                                            (Unaudited Statement)
                                              BATTLE CREEK GAS CO                      MICHIGAN GAS CO
                                    -------------------------------------  -------------------------------------
                                        PUSH      PURCHASE     SEPARATE       PUSH       PURCHASE     SEPARATE
TWELVE MONTHS TO DATE                   DOWN     ADJUSTMENTS    COMPANY       DOWN      ADJUSTMENTS    COMPANY
---------------------               -----------  -----------  -----------  -----------  -----------  -----------
 Gas sales revenue
  Residential                       $19,804,843  $         0  $19,804,843  $49,288,695  $         0  $49,288,695
  Commercial                          7,396,296            0    7,396,296   27,752,273            0   27,752,273
  Industrial                          1,792,408            0    1,792,408    9,668,617            0    9,668,617
                                    -----------  -----------  -----------  -----------  -----------  -----------
 Total gas sales revenue            $28,993,547  $         0  $28,993,547  $86,709,585  $         0  $86,709,585
                                    -----------  -----------  -----------  -----------  -----------  -----------
 Gas marketing                      $         0  $         0  $         0  $         0  $         0  $         0
 Transportation                       4,243,133            0    4,243,133    5,150,159            0    5,150,159
 Other operations                       133,448            0      133,448      563,541            0      563,541
                                    -----------  -----------  -----------  -----------  -----------  -----------
TOTAL OPERATING REVENUE             $33,370,128  $         0  $33,370,128  $92,423,285  $         0  $92,423,285
                                    -----------  -----------  -----------  -----------  -----------  -----------
OPERATING EXPENSES
 Cost of gas sold                   $17,670,449  $         0  $17,670,449  $62,767,934  $         0  $62,767,934
 Cost of gas marketed                         0            0            0            0            0            0
 Operations                           5,989,496        3,855    5,985,641   12,378,865            0   12,378,865
 Maintenance                            871,057            0      871,057    1,290,894            0    1,290,894
 Depreciation                         1,959,212      109,849    1,849,363    3,615,593            0    3,615,593
 Income taxes                           998,691     (362,593)   1,361,284    2,092,523            0    2,092,523
 Taxes other than income              1,450,953            0    1,450,953    2,809,389            0    2,809,389
                                    -----------  -----------  -----------  -----------  -----------  -----------
TOTAL OPERATING EXPENSES            $28,939,858  $  (248,889) $29,188,747  $84,955,198  $         0  $84,955,198
                                    -----------  -----------  -----------  -----------  -----------  -----------
OPERATING INCOME                    $ 4,430,270  $   248,889  $ 4,181,381  $ 7,468,087  $         0  $ 7,468,087
                                    -----------  -----------  -----------  -----------  -----------  -----------
OTHER INCOME
 Non-operating income               $   889,782  $         0  $   889,782  $ 1,117,726  $         0  $ 1,117,726
 Non-operating expenses                 930,708            0      930,708    1,379,912            0    1,379,912
 Other income taxes                     (15,805)           0      (15,805)      13,157            0       13,157
                                    -----------  -----------  -----------  -----------  -----------  -----------
OTHER INCOME, NET                   $   (25,121) $         0  $   (25,121) $  (275,343) $         0  $  (275,343)
                                    -----------  -----------  -----------  -----------  -----------  -----------
INCOME BEFORE DEDUCTIONS            $ 4,405,149  $   248,889  $ 4,156,260  $ 7,192,744  $         0  $ 7,192,744
                                    -----------  -----------  -----------  -----------  -----------  -----------
INCOME DEDUCTIONS
 Interest on long-term debt         $ 1,293,750  $ 1,293,750  $         0  $ 2,511,000  $         0  $ 2,511,000
 Other interest                       1,101,339            0    1,101,339      328,919            0      328,919
 Amortization of debt expense            30,864       30,864            0      174,159            0      174,159
 Dividends on preferred
    stock of subsidiary                       0            0            0            0            0            0
                                    -----------  -----------  -----------  -----------  -----------  -----------
TOTAL INCOME DEDUCTIONS             $ 2,425,953  $ 1,324,614  $ 1,101,339  $ 3,014,078  $         0  $ 3,014,078
                                    -----------  -----------  -----------  -----------  -----------  -----------
NET INCOME FOR COMMON               $ 1,979,196  $(1,075,725) $ 3,054,921  $ 4,178,666  $         0  $ 4,178,666
                                    ===========  ===========  ===========  ===========  ===========  ===========

                                                    SEMCO ENERGY SERVICES, INC.
                                          CONSOLIDATED AND CONSOLIDATING INCOME STATEMENT
                                                          DECEMBER   1995
                                                       (Unaudited Statement)

TWELVE MONTHS TO DATE
---------------------
                       SEMCO Energy Services
                      ------------------------               SEMCO      SEMCO                                            SEMCO
                         Energy                   SEMCO       Gas      Arkansas                                        Consoli-
                        Marketing     Parent     Pipeline    Storage   Pipeline        SFS       SEDCO      Elim.        dating
                      ------------  ----------  ----------  --------  -----------  ----------  --------  -----------  ------------
GAS SALES REVENUE:
 Gas sales            $132,440,389  $      (35) $        0  $      0  $         0  $        0  $      0  $         0  $132,440,354
 Gas sales to affil.    30,468,366           0           0         0            0           0         0            0    30,468,366
                      ------------  ----------  ----------  --------  -----------  ----------  --------  -----------  ------------
 Total gas sales rev. $162,908,755  $      (35) $        0  $      0  $         0  $        0  $      0  $         0  $162,908,720
                      ------------  ----------  ----------  --------  -----------  ----------  --------  -----------  ------------
COST OF GAS SOLD:
 Cost of gas sold     $154,792,106  $        0  $        0  $      0  $         0  $        0  $      0  $         0  $154,792,106
 Transportation exp.     4,807,909           0           0         0            0           0         0            0     4,807,909
                      ------------  ----------  ----------  --------  -----------  ----------  --------  -----------  ------------
 Total cost of
  gas sold            $159,600,015  $        0  $        0  $      0  $         0  $        0  $      0  $         0  $159,600,015
                      ------------  ----------  ----------  --------  -----------  ----------  --------  -----------  ------------
GROSS MARGIN ON
 GAS SALES            $  3,308,740  $      (35) $        0  $      0  $         0  $        0  $      0  $         0  $  3,308,705
                      ------------  ----------  ----------  --------  -----------  ----------  --------  -----------  ------------
OTHER OPERATING REV.:
 Gas transmission     $          0  $        0  $2,478,015  $      0  $         0  $        0  $      0  $         0  $  2,478,015
 Gas gathering                   0           0     661,972         0            0           0         0            0       661,972
 Gas & oil production            0     200,106           0         0            0           0     6,549            0       206,655
 Other                           0         793           0         0            0   2,220,665   920,943            0     3,142,401
                      ------------  ----------  ----------  --------  -----------  ----------  --------  -----------  ------------
 Total other
  operating revenue   $          0  $  200,899  $3,139,987  $      0  $         0  $2,220,665  $927,492  $         0  $  6,489,043
                      ------------  ----------  ----------  --------  -----------  ----------  --------  -----------  ------------
 Total operating rev. $  3,308,740  $  200,864  $3,139,987  $      0  $         0  $2,220,665  $927,492  $         0  $  9,797,748
                      ------------  ----------  ----------  --------  -----------  ----------  --------  -----------  ------------
OTHER OPERATING EXP.:
 Operation expense    $  1,507,646  $  247,070  $  597,567  $ 34,736  $   274,498  $  145,712  $607,066  $         0  $  3,414,295
 Depreciation & amor.       44,311      96,218     704,044     2,548        5,446   1,337,187    38,545            0     2,228,299
 General taxes              63,867      17,004     316,374     2,478       (1,455)     23,067    14,738            0       436,073
                      ------------  ----------  ----------  --------  -----------  ----------  --------  -----------  ------------
 Total other
  operating expense   $  1,615,824  $  360,292  $1,617,985  $ 39,762  $   278,489  $1,505,966  $660,349  $         0  $  6,078,667
                      ------------  ----------  ----------  --------  -----------  ----------  --------  -----------  ------------
PRETAX OPERATING INC. $  1,692,916  $ (159,428) $1,522,002  $(39,762) $  (278,489) $  714,699  $267,143  $         0  $  3,719,081
                      ------------  ----------  ----------  --------  -----------  ----------  --------  -----------  ------------
OTHER INCOME, NET:
 Gross equity income  $          0  $        0  $ (369,294) $848,903  $  (904,246) $        0  $      0  $         0  $   (424,637)
 Taxes on equity inc.            0           0    (144,654)  297,116     (316,486)          0         0            0      (164,024)
 AFUDC and other inc.       62,891   2,113,726         886         0            0           0   312,331   (2,243,376)      246,458
 Taxes on other inc.             0           0           0         0            0           0   (35,504)           0       (35,504)
                      ------------  ----------  ----------  --------  -----------  ----------  --------  -----------  ------------
 Total other
  income, net         $     62,891  $2,113,726  $ (223,754) $551,787  $  (587,760) $        0  $276,827  $(2,243,376) $    (49,659)
                      ------------  ----------  ----------  --------  -----------  ----------  --------  -----------  ------------
EARNINGS BEFORE
 INTEREST & TAXES     $  1,755,807  $1,954,298  $1,298,248  $512,025  $  (866,249) $  714,699  $543,970  $(2,243,376) $  3,669,422

 Interest expense     $    707,656  $2,273,553  $  610,562  $ 84,971  $   724,720  $   88,633  $      0  $(2,243,376) $  2,246,719
 Income taxes              366,853      21,500     290,118    13,019     (303,444)    406,419   171,567            0       966,032
                      ------------  ----------  ----------  --------  -----------  ----------  --------  -----------  ------------
NET INCOME (LOSS)     $    681,298  $ (340,755) $  397,568  $414,035  $(1,287,525) $  219,647  $372,403  $         0  $    456,671
                      ============  ==========  ==========  ========  ===========  ==========  ========  ===========  ============

                                               SOUTHEASTERN MICHIGAN GAS ENTERPRISES, INC.
                                              CONSOLIDATED AND CONSOLIDATING BALANCE SHEET
                                                           DECEMBER    1995
                                                        (Unaudited Statement)
                                                                                   LOCAL DISTRIBUTION COMPANIES
                                                                              ---------------------------------------    SEMCO
 ASSETS                               1995           ELIM.         PARENT         SEMGC         BCGC         MIGC        ENERGY
 ------                            ------------  -------------  ------------  ------------  -----------  ------------  -----------
UTILITY PLANT
 Plant in service at cost          $313,657,642  $           0  $          0  $142,645,999  $52,519,551  $102,182,616  $16,309,476
 Construction in progress               943,947              0             0       917,869            0        26,078            0
                                   ------------  -------------  ------------  ------------  -----------  ------------  -----------
TOTAL UTILITY PLANT                $314,601,589  $           0  $          0  $143,563,868  $52,519,551  $102,208,694  $16,309,476
  Less-Accumulated depreciation      87,308,475              0             0    56,676,408    6,863,338    20,773,597    2,995,132
                                   ------------  -------------  ------------  ------------  -----------  ------------  -----------
NET UTILITY PLANT                  $227,293,114  $           0  $          0  $ 86,887,460  $45,656,213  $ 81,435,097  $13,314,344
                                   ------------  -------------  ------------  ------------  -----------  ------------  -----------
OTHER PROPERTY
 Other property, gross             $ 22,612,748  $     (96,189) $  1,913,284  $    706,208  $    49,934  $    223,002  $19,816,509
 Less-Accumulated depreciation        5,511,461        (50,833)      680,857       133,633            0        34,251    4,713,553
                                   ------------  -------------  ------------  ------------  -----------  ------------  -----------
OTHER PROPERTY, NET                $ 17,101,287  $     (45,356) $  1,232,427  $    572,575  $    49,934  $    188,751  $15,102,956
                                   ------------  -------------  ------------  ------------  -----------  ------------  -----------
CURRENT ASSET
 Cash                              $    264,331  $           0  $ (7,286,258) $    162,776  $   125,128  $    530,241  $ 6,732,444
 Accounts receivable
   Accounts rec. nonaffiliate        33,048,664       (314,287)            0    10,282,735    4,876,817    12,370,456    5,832,943
   Accounts rec. affiliate                    0     (4,757,953)    1,768,501       369,021      802,785       129,843    1,687,803
   Less-Reserve for uncollectible       728,578              0             0       128,017      182,166       289,241      129,154
                                   ------------  -------------  ------------  ------------  -----------  ------------  -----------
 Accounts rec. - net                 32,320,086     (5,072,240)    1,768,501    10,523,739    5,497,436    12,211,058    7,391,592
 Notes receivable affiliate                   0   (139,559,000)  139,559,000             0            0             0            0
 Accrued utility revenue             38,853,273              0             0     6,532,649    2,829,063     7,669,871   21,821,690
 Materials and supplies               3,280,329              0             0     1,858,217      509,069       913,043            0
 Gas in storage                      20,172,407              0             0     4,260,631    5,690,836     7,968,133    2,252,807
 Prepaid property taxes               1,601,004              0        33,520     1,482,295            0             0       85,189
 Prepayments                          4,225,981              0       719,681       196,461       79,716       326,967    2,903,156
 Other current assets                 5,853,576              0             0             0    1,885,073     3,968,503            0
                                   ------------  -------------  ------------  ------------  -----------  ------------  -----------
TOTAL CURRENT ASSETS               $106,570,987  $(144,631,240) $134,794,444  $ 25,016,768  $16,616,321  $ 33,587,816  $41,186,878
                                   ------------  -------------  ------------  ------------  -----------  ------------  -----------
INVESTMENT IN SUBSIDIARIES
 Southeastern Michigan Gas Co      $          0  $ (40,738,417) $ 40,738,417  $          0  $         0  $          0  $         0
 Battle Creek Gas Company                     0    (16,887,609)   16,887,609             0            0             0            0
 Michigan Gas Company                         0    (43,356,559)   43,356,559             0            0             0            0
 SEMCO Energy Services                        0    (12,287,852)   12,287,852             0            0             0            0
                                   ------------  -------------  ------------  ------------  -----------  ------------  -----------
TOTAL INVESTMENT IN SUBSIDIARIES   $          0  $(113,270,437) $113,270,437  $          0  $         0  $          0  $         0
                                   ------------  -------------  ------------  ------------  -----------  ------------  -----------
DEFERRED CHARGES
 Unamortized debt expense          $  5,701,776  $           0  $    772,204  $  1,719,248  $   655,860  $  2,554,464  $         0
 Deferred gas charges                   615,320              0             0             0       45,771       569,549            0
 Other deferred charges              18,991,489              0       385,710     9,688,617    2,690,983     6,059,419      166,760
                                   ------------  -------------  ------------  ------------  -----------  ------------  -----------
TOTAL DEFERRED CHARGES             $ 25,308,585  $           0  $  1,157,914  $ 11,407,865  $ 3,392,614  $  9,183,432  $   166,760
                                   ------------  -------------  ------------  ------------  -----------  ------------  -----------
TOTAL ASSETS                       $376,273,973  $(257,947,033) $250,455,222  $123,884,668  $65,715,082  $124,395,096  $69,770,938
                                   ============  =============  ============  ============  ===========  ============  ===========

                                            SOUTHEASTERN MICHIGAN GAS ENTERPRISES, INC.
                                                    CONSOLIDATED BALANCE SHEET
                                                         DECEMBER 31, 1995
                                                       (Unaudited Statement)

                                                          BATTLE CREEK GAS COMPANY                   MICHIGAN GAS COMPANY
                                                 ---------------------------------------  -----------------------------------------
                                                     PUSH        PURCHASE      SEPARATE       PUSH        PURCHASE       SEPARATE
     ASSETS                                          DOWN      ADJUSTMENTS     COMPANY        DOWN       ADJUSTMENTS      COMPANY
     ------                                      -----------  ------------   -----------  ------------  ------------   ------------
UTILITY PLANT
 Plant in service at cost                        $52,519,551  $(11,616,863)  $64,136,414  $102,182,616  $(18,116,891)  $120,299,507
 Construction in progress                                  0             0             0        26,078             0         26,078
                                                 -----------  ------------   -----------  ------------  ------------   ------------
TOTAL UTILITY PLANT                              $51,519,551  $(11,616,863)  $64,136,414  $102,208,694  $(18,116,891)  $120,325,585
 Less-Accumulated depreciation                     6,863,338   (13,726,638)   20,589,976    20,773,597   (18,116,891)    38,890,488
                                                 -----------  ------------   -----------  ------------  ------------   ------------
NET UTILITY PLANT                                $45,656,213  $  2,109,775   $43,546,438  $ 81,435,097  $          0   $ 81,435,097
                                                 -----------  ------------   -----------  ------------  ------------   ------------
OTHER PROPERTY
 Other property, gross                           $    49,934  $     23,123   $    26,811  $    223,002  $          0   $    223,002
 Less-Accumulated depreciation                             0             0             0        34,251             0         34,251
                                                 -----------  ------------   -----------  ------------  ------------   ------------
OTHER PROPERTY, NET                              $    49,934  $     23,123   $    26,811  $    188,751  $          0   $    188,751
                                                 -----------  ------------   -----------  ------------  ------------   ------------
CURRENT ASSET
 Cash                                            $   125,128  $          0   $   125,128  $    530,241  $          0   $    530,241
 Accounts receivable
  Accounts receivable nonaffiliate                 4,876,817             0     4,876,817    12,370,456             0     12,370,456
  Accounts receivable affiliate                      802,785             0       802,785       129,843             0        129,843
  Less-Reserve for uncollectible                     182,166             0       182,166       289,241             0        289,241
                                                 -----------  ------------   -----------  ------------  ------------   ------------
 Accounts receivable - net                         5,497,436             0     5,497,436    12,211,058             0     12,211,058
 Notes receivable affiliate                                0             0             0             0             0              0
 Accrued utility revenue                           2,829,063             0     2,829,063     7,669,871             0      7,669,871
 Materials and supplies                              509,069             0       509,069       913,043             0        913,043
 Gas in storage                                    5,690,836       603,778     5,087,058     7,968,133             0      7,968,133
 Prepaid property taxes                                    0             0             0             0             0              0
 Prepayments                                          79,716             0        79,716       326,967             0        326,967
 Other current assets                              1,885,073             0     1,885,073     3,968,503             0      3,968,503
                                                 -----------  ------------   -----------  ------------  ------------   ------------
TOTAL CURRENT ASSETS                             $16,616,321  $    603,778   $16,012,543  $ 33,587,816  $          0   $ 33,587,816
                                                 -----------  ------------   -----------  ------------  ------------   ------------
DEFERRED CHARGES
 Unamortized debt expense                        $   655,860  $    655,860   $         0  $  2,554,464  $          0   $  2,554,464
 Deferred gas charges                                 45,771             0        45,771       569,549             0        569,549
 Other deferred charges                            2,690,983      (394,397)    3,085,380     6,059,419             0      6,059,419
                                                 -----------  ------------   -----------  ------------  ------------   ------------
TOTAL DEFERRED CHARGES                           $ 3,392,614  $    261,463   $ 3,131,151  $  9,183,432  $          0   $  9,183,432
                                                 -----------  ------------   -----------  ------------  ------------   ------------
TOTAL ASSETS                                     $65,715,082  $  2,998,139   $62,716,943  $124,395,096  $          0   $124,395,096
                                                 ===========  ============   ===========  ============  ============   ============

                                                      SEMCO ENERGY SERVICES, INC.
                                              CONSOLIDATED AND CONSOLIDATING BALANCE SHEET
                                                           DECEMBER    1995
                                                        (Unaudited Statement)
ASSETS
------
                     SEMCO Energy Services
                    ------------------------                SEMCO       SEMCO                                             SEMCO
                      Energy                    SEMCO        Gas      Arkansas                                           Consoli-
                     Marketing     Parent      Pipeline    Storage    Pipeline       SFS        SEDCO        Elim.        dating
                    -----------  -----------  ----------- ---------- -----------  ----------  ----------  ------------  -----------
UTILITY PLANT:
 Gathering plant
  at cost           $         0  $         0  $ 2,451,908 $        0 $         0  $        0  $        0  $          0  $ 2,451,908
 Transmission plant
  at cost                     0            0   13,857,568          0           0           0           0             0   13,857,568
                    -----------  -----------  ----------- ---------- -----------  ----------  ----------  ------------  -----------
 Total utility
  plant at cost     $         0  $         0  $16,309,476 $        0 $         0  $        0  $        0  $          0  $16,309,476
 Less-accum. depre.           0            0    2,995,132          0           0           0           0             0    2,995,132
                    -----------  -----------  ----------- ---------- -----------  ----------  ----------  ------------  -----------
 Net utility plant  $         0  $         0  $13,314,344 $        0 $         0  $        0  $        0  $          0  $13,314,344
OTHER PHYSICAL
 PROPERTY, net            1,116      307,865    1,377,670  5,353,181   5,575,195     353,869   2,134,061             0   15,102,957
                    -----------  -----------  ----------- ---------- -----------  ----------  ----------  ------------  -----------
 Total plant &
  prop. in serv.    $     1,116  $   307,865  $14,692,014 $5,353,181 $ 5,575,195  $  353,869  $2,134,061  $          0  $28,417,301
                    -----------  -----------  ----------- ---------- -----------  ----------  ----------  ------------  -----------
CURRENT ASSETS:
 Cash and temporary
  investment        $ 3,407,321  $   127,315  $     2,683 $        0 $     9,564  $3,151,996  $   33,564  $          0  $ 6,732,443
 Accounts rec.        5,124,600            0       51,543          0           0     186,310     470,491             0    5,832,944
 Accts. rec. affil.   1,687,803            0            0          0           0           0           0             0    1,687,803
 Intercompany
  accts. receivable           0   28,512,073            0          0           0           0   1,664,098   (30,176,171)           0
 Reserve for
  doubtful accts.      (100,000)           0            0          0           0     (29,154)          0             0     (129,154)
 Unbilled revenue    21,727,190            0       94,500          0           0           0           0             0   21,821,690
 Mater. & supplies            0            0            0          0           0           0           0             0            0
 Gas in underground
  storage             2,252,806            0            0          0           0           0           0             0    2,252,806
 Prepaids               (45,717)      45,717       59,725          0           0           0      25,464             0       85,189
 Margin deposits      2,903,156            0            0          0           0           0           0             0    2,903,156
 Misc. curr. assets           0            0            0          0           0           0           0             0            0
                    -----------  -----------  ----------- ---------- -----------  ----------  ----------  ------------  -----------
 Total curr. assets $36,957,159  $28,685,105  $   208,451 $        0 $     9,564  $3,309,152  $2,193,617  $(30,176,171) $41,186,877
                    -----------  -----------  ----------- ---------- -----------  ----------  ----------  ------------  -----------
INVESTMENTS IN
 SUBSIDIARIES       $         0  $ 6,901,987  $         0 $        0 $         0  $        0  $        0  $ (6,901,987) $         0
                    -----------  -----------  ----------- ---------- -----------  ----------  ----------  ------------  -----------
DEFERRED CHARGES
 AND OTHER ASSETS:
  Notes rec. affil.           0            0            0          0           0           0           0             0            0
  Other                       0            0       69,917        377      96,466           0           0             0      166,760
                    -----------  -----------  ----------- ---------- -----------  ----------  ----------  ------------  -----------
  Total deferred
   charges &
   other assets     $         0  $         0  $    69,917 $      377 $    96,466  $        0  $        0  $          0  $   166,760
                    -----------  -----------  ----------- ---------- -----------  ----------  ----------  ------------  -----------
TOTAL ASSETS        $36,958,275  $35,894,957  $14,970,382 $5,353,558 $ 5,681,225  $3,663,021  $4,327,678  $(37,078,158) $69,770,938
                    ===========  ===========  =========== ========== ===========  ==========  ==========  ============  ===========

                                              SOUTHEASTERN MICHIGAN GAS ENTERPRISES, INC.
                                             CONSOLIDATED AND CONSOLIDATING BALANCE SHEET
                                                           DECEMBER   1995
                                                        (Unaudited Statement)
                                                                                   LOCAL DISTRIBUTION COMPANIES
STOCKHOLDERS' INVESTMENT                                                      ---------------------------------------    SEMCO
  AND LIABILITIES:                    1995           ELIM.         PARENT         SEMGC         BCGC         MIGC        ENERGY
------------------------           ------------  -------------  ------------  ------------  -----------  ------------  -----------
COMMON STOCK EQUITY
 Common stock, par $1              $ 11,837,075  $  (7,929,130) $ 11,837,075  $  7,477,030  $         0  $        100  $   452,000
 Capital surplus                     83,166,513    (73,599,748)   83,166,513    12,819,937   25,769,383    30,919,186    4,091,242
 Retained earnings                   17,127,611    (31,866,118)   17,127,611    20,566,009   (8,881,774)   12,437,273    7,744,610
 Common stock expense                (2,620,485)       124,559    (2,476,093)     (268,951)           0             0            0
 Unearned comp - ESOT                         0              0             0             0            0             0            0
                                   ------------  -------------  ------------  ------------  -----------  ------------  -----------
TOTAL COMMON STOCK EQUITY          $109,510,714  $(113,270,437) $109,655,106  $ 40,594,025  $16,887,609  $ 43,356,559  $12,287,852
                                   ------------  -------------  ------------  ------------  -----------  ------------  -----------
CONVERTIBLE PREFERRED STOCK
 Preferred stock, par $1           $      6,885  $           0  $      6,885  $          0  $         0  $          0  $         0
 Premium on preferred                   165,240              0       165,240             0            0             0            0
                                   ------------  -------------  ------------  ------------  -----------  ------------  -----------
TOTAL CONVERTIBLE PREFERRED        $    172,125  $           0  $    172,125  $          0  $         0  $          0  $         0
                                   ------------  -------------  ------------  ------------  -----------  ------------  -----------
PREFERRED STOCK OF SUBSIDIARIES
 Preferred stock, par $100         $  3,100,000  $           0  $          0  $  3,100,000  $         0  $          0  $         0
 Preferred stock expense                      0              0             0             0            0             0            0
                                   ------------  -------------  ------------  ------------  -----------  ------------  -----------
TOTAL PREFERRED STOCK OF SUB.      $  3,100,000  $           0  $          0  $  3,100,000  $         0  $          0  $         0
                                   ------------  -------------  ------------  ------------  -----------  ------------  -----------
LONG TERM DEBT
 Long-term debt nonaffiliate       $103,588,000  $ (54,000,000) $ 88,588,000  $ 23,000,000  $15,000,000  $ 31,000,000  $         0
 Long term debt-ESOT                          0              0             0             0            0             0            0
 Capital lease obligation             3,736,861        (45,356)      139,953     1,825,515      483,172     1,278,690       54,887
                                   ------------  -------------  ------------  ------------  -----------  ------------  -----------
TOTAL LONG-TERM DEBT               $107,324,861  $ (54,045,356) $ 88,727,953  $ 24,825,515  $15,483,172  $ 32,278,690  $    54,887
                                   ------------  -------------  ------------  ------------  -----------  ------------  -----------
TOTAL CAPITALIZATION               $220,107,700  $(167,315,793) $198,555,184  $ 68,519,540  $32,370,781  $ 75,635,249  $12,342,739
                                   ------------  -------------  ------------  ------------  -----------  ------------  -----------
CURRENT LIABILITIES
 Maturities of Long-term debt      $          0  $           0  $          0  $          0  $         0  $          0  $         0
 Notes payable nonaffiliates         51,700,000              0    51,700,000             0            0             0            0
 Notes payable affililiates                   0    (85,559,000)            0    17,375,000   19,875,000    21,075,000   27,234,000
 Accounts payable nonaffiliates      38,017,556       (314,287)      858,295     5,401,761    2,405,245     6,099,727   23,566,815
 Accounts payable affiliates                  0     (4,757,953)        5,416     1,912,174      488,800     1,383,518      968,045
 Customer advance payments            5,764,497              0             0     3,022,533      613,568     2,128,396            0
 General taxes accrued                  309,593              0             0        36,725       27,998        89,611      155,259
 Income taxes accrued                   394,606              0    (2,237,700)    1,566,120      150,787       268,489      646,910
 Interest accrued                     1,134,981              0     1,134,981             0            0             0            0
 Amounts payable to customers           681,749              0             0       681,749            0             0            0
 Accum def income taxes-current      (2,248,994)             0       (68,403)     (891,546)     166,549    (1,276,570)    (179,024)
 Other current liabilities            4,851,463              0      (170,147)    1,499,061      751,212     1,808,334      963,003
                                   ------------  -------------  ------------  ------------  -----------  ------------  -----------
TOTAL CURRENT LIABILITIES          $100,605,451  $ (90,631,240) $ 51,222,442  $ 30,603,577  $24,479,159  $ 31,576,505  $53,355,008
                                   ------------  -------------  ------------  ------------  -----------  ------------  -----------
DEFERRED CREDITS
 Accum. deferred income taxes      $ 19,079,482  $           0  $   (186,009) $  4,239,977  $ 4,807,538  $  6,521,368  $ 3,696,608
 Unamortized ITC                      3,049,141              0             0     2,027,335       48,001       973,805            0
 Deferred gas costs                     615,320              0             0             0       45,771       569,549            0
 Customer advances                    9,326,391              0             0     6,405,111      241,910     2,679,370            0
 Other                               23,490,488              0       863,605    12,089,128    3,721,922     6,439,250      376,583
                                   ------------  -------------  ------------  ------------  -----------  ------------  -----------
TOTAL DEFERRED CREDITS             $ 55,560,822  $           0  $    677,596  $ 24,761,551  $ 8,865,142  $ 17,183,342  $ 4,073,191
                                   ------------  -------------  ------------  ------------  -----------  ------------  -----------
TOTAL EQUITY AND LIABILITIES       $376,273,973  $(257,947,033) $250,455,222  $123,884,668  $65,715,082  $124,395,096  $69,770,938
                                   ============  =============  ============  ============  ===========  ============  ===========

                                            SOUTHEASTERN MICHIGAN GAS ENTERPRISES, INC.
                                                    CONSOLIDATED BALANCE SHEET
                                                         DECEMBER 31, 1995
                                                       (Unaudited Statement)
                                                         BATTLE CREEK GAS COMPANY                    MICHIGAN GAS COMPANY
                                                ---------------------------------------  -----------------------------------------
                                                    PUSH        PURCHASE      SEPARATE       PUSH        PURCHASE       SEPARATE
STOCKHOLDERS' INVESTMENT AND LIABILITIES            DOWN      ADJUSTMENTS     COMPANY        DOWN       ADJUSTMENTS      COMPANY
----------------------------------------        -----------  ------------   -----------  ------------  ------------   ------------
  Common stock, par $1                          $         0  $     (2,932)  $     2,932  $        100  $          0   $        100
  Capital surplus                                25,769,383    20,778,281     4,991,102    30,919,186     1,486,318     29,432,868
  Retained earnings                              (8,881,774)  (30,299,462)   21,417,688    12,437,273    (1,486,318)    13,923,591
  Common stock expense                                    0             0             0             0             0              0
  Unearned comp - ESOT                                    0             0             0             0             0              0
                                                -----------  ------------   -----------  ------------  ------------   ------------
 TOTAL COMMON STOCK EQUITY                      $16,887,609  $ (9,524,113)  $26,411,722  $ 43,356,559  $          0   $ 43,356,559
                                                -----------  ------------   -----------  ------------  ------------   ------------
 LONG TERM DEBT
  Long-term debt nonaffiliate                   $15,000,000  $ 15,000,000   $         0  $ 31,000,000  $          0   $ 31,000,000
  Long term debt-ESOT                                     0             0             0             0             0              0
  Capital lease obligation                          483,172             0       483,172     1,278,690             0      1,278,690
                                                -----------  ------------   -----------  ------------  ------------   ------------
 TOTAL LONG-TERM DEBT                           $15,483,172  $ 15,000,000   $   483,172  $ 32,278,690  $          0   $ 32,278,690
                                                -----------  ------------   -----------  ------------  ------------   ------------
 TOTAL CAPITALIZATION                           $32,370,781  $  5,475,887   $26,894,894  $ 75,635,249  $          0   $ 75,635,249
                                                -----------  ------------   -----------  ------------  ------------   ------------
 CURRENT LIABILITIES
  Maturities of Long-term debt                  $         0  $          0   $         0  $          0  $          0   $          0
  Notes payable nonaffiliates                             0             0             0             0             0              0
  Notes payable affiliates                       19,875,000             0    19,875,000    21,075,000             0     21,075,000
  Account payable nonaffiliates                   2,405,245             0     2,405,245     6,099,727             0      6,099,727
  Accounts payable affililates                      488,800             0       488,800     1,383,518             0      1,383,518
  Customer advance payments                         613,568             0       613,568     2,128,396             0      2,128,396
  General taxes accrued                              27,998             0        27,998        89,611             0         89,611
  Income taxes accrued                              150,787             0       150,787       268,489             0        268,489
  Interest accrued                                        0             0             0             0             0              0
  Amounts payable to customers                            0             0             0             0             0              0
  Accumulated deferred income taxes-current         166,549       211,323       (44,774)   (1,276,570)            0     (1,276,570)
  Other current liabilities                         751,212             0       751,212     1,808,334             0      1,808,334
                                                -----------  ------------   -----------  ------------  ------------   ------------
 TOTAL CURRENT LIABILITIES                      $24,479,159  $    211,323   $24,267,836  $ 31,576,505  $          0   $ 31,576,505
                                                -----------  ------------   -----------  ------------  ------------   ------------
 DEFERRED CREDITS
  Accumulated deferred income taxes             $ 4,807,538  $   (712,833)  $ 5,520,371  $  6,521,368  $          0   $  6,521,368
  Unamortized ITC                                    48,001      (732,452)      780,453       973,805             0        973,805
  Deferred gas costs                                 45,771             0        45,771       569,549             0        569,549
  Customer advances                                 241,910             0       241,910     2,679,370             0      2,679,370
  Other                                           3,721,922    (1,243,786)    4,965,708     6,439,250             0      6,439,250
                                                -----------  ------------   -----------  ------------  ------------   ------------
 TOTAL DEFERRED CREDITS                         $ 8,865,142  $ (2,689,071)  $11,554,213  $ 17,183,342  $          0   $ 17,183,342
                                                -----------  ------------   -----------  ------------  ------------   ------------
 TOTAL EQUITY AND LIABILITIES                   $65,715,082  $  2,998,139   $62,716,943  $124,395,096  $          0   $124,395,096
                                                ===========  ============   ===========  ============  ============   ============

                                                     SEMCO ENERGY SERVICES, INC.
                                             CONSOLIDATED AND CONSOLIDATING BALANCE SHEET
                                                           DECEMBER   1995
                                                        (Unaudited Statement)
STOCKHOLDERS' INVESTMENT
  AND LIABILITIES:
------------------------
                     SEMCO Energy Services
                    ------------------------                SEMCO       SEMCO                                             SEMCO
                      Energy                    SEMCO        Gas      Arkansas                                           Consoli-
                     Marketing     Parent      Pipeline    Storage    Pipeline       SFS        SEDCO        Elim.        dating
                    -----------  -----------  ----------- ---------- -----------  ----------  ----------  ------------  -----------
STOCKHOLDERS
 INVESTMENT:
  Common stock      $         0  $     1,000  $     1,000 $    1,000 $     1,000  $  250,000  $  201,000  $     (3,000) $   452,000
  Capital surplus             0    1,500,000    1,101,603          0           0     358,296   2,232,946    (1,101,604)   4,091,241
  Retained earn.      1,090,292    4,822,443    4,692,265  3,044,910  (4,027,661)  1,990,180   1,929,562    (5,797,382)   7,744,609
                    -----------  -----------  ----------- ---------- -----------  ----------  ----------  ------------  -----------
  Total stock-
   holders invest.  $ 1,090,292  $ 6,323,443  $ 5,794,868 $3,045,910 $(4,026,661) $2,598,476  $4,363,508  $ (6,901,986) $12,287,850
                    -----------  -----------  ----------- ---------- -----------  ----------  ----------  ------------  -----------
LONG TERM DEBT      $         0  $    54,887  $         0 $        0 $         0  $        0  $        0  $          0  $    54,887
                    -----------  -----------  ----------- ---------- -----------  ----------  ----------  ------------  -----------
  Total capital.    $ 1,090,292  $ 6,378,330  $ 5,794,868 $3,045,910 $(4,026,661) $2,598,476  $4,363,508  $ (6,901,986) $12,342,737
                    -----------  -----------  ----------- ---------- -----------  ----------  ----------  ------------  -----------
CURRENT LIABILITIES
 Notes payable to
  banks             $         0  $         0  $         0 $        0 $         0  $        0  $        0  $          0  $         0
 Notes payable to
  affiliates                  0   27,234,000            0          0           0           0           0             0   27,234,000
 Accounts payable    22,781,244      269,718      186,880          0       6,816     315,673       6,485             0   23,566,816
 Accounts payable
  to affiliates         950,138            0        1,925          0       5,150       7,099       3,168             0      968,045
 Accounts/notes
  payable interco.   10,577,578    1,664,098    6,842,179  1,163,045   9,783,688     145,688           0   (30,176,171)           0
 Accrued gen. taxes      22,092       43,766       42,168          0         141      42,798       4,296             0      155,261
 Accrued inc. taxes   1,063,346       61,359      677,637    514,844  (2,108,536)    219,117     219,142             0      646,909
 Accrued interest             0            0            0          0           0           0           0             0            0
 Accum. deferred
  income taxes                0     (179,024)           0          0           0           0           0             0     (179,024)
 Other cur. liab.       473,585      454,959       18,500          0           0      15,960           0            (1)     963,003
                    -----------  -----------  ----------- ---------- -----------  ----------  ----------  ------------  -----------
  Total cur. liab.  $35,867,983  $29,548,876  $ 7,769,289 $1,677,889 $ 7,687,824  $  746,230  $  233,091  $(30,176,172) $53,355,010
                    -----------  -----------  ----------- ---------- -----------  ----------  ----------  ------------  -----------
DEFERRED AND
 OTHER CREDITS:
  Accum. deferred
   income taxes     $         0  $  (137,616) $ 1,406,225 $  629,759 $ 2,020,062  $  255,757  $ (477,579) $          0  $ 3,696,608
  Other                       0      105,367            0          0           0      62,558     208,658             0      376,583
                    -----------  -----------  ----------- ---------- -----------  ----------  ----------  ------------  -----------
  Total deferred &
   other credits    $         0  $   (32,249) $ 1,406,225 $  629,759 $ 2,020,062  $  318,315  $ (268,921) $          0  $ 4,073,191
                    -----------  -----------  ----------- ---------- -----------  ----------  ----------  ------------  -----------
TOTAL STOCKHOLDERS
 INVEST. AND
 LIABILITIES        $36,958,275  $35,894,957  $14,970,382 $5,353,558 $ 5,681,225  $3,663,021  $4,327,678  $(37,078,158) $69,770,938
                    ===========  ===========  =========== ========== ===========  ==========  ==========  ============  ===========
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
                                     SOUTHEASTERN MICHIGAN GAS ENTERPRISES, INC.
                             CONSOLIDATED AND CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                                  DECEMBER 31, 1995
                                                (Unaudited Statement)
                                                                                      LOCAL DISTRIBUTION COMPANIES
                                                                                 -------------------------------------
                                                                                    SEM          B C          MICH       SEMCO
                                            TOTAL        ELIM.         PARENT      GAS CO       GAS CO       GAS CO      ENERGY
                                         -----------  ------------  -----------  -----------  -----------  -----------  ----------
Beginning of Year                        $15,027,808  $(60,510,172) $15,027,808  $19,564,545  $21,362,767  $12,294,925  $7,287,935
  Additions
    Net income                            11,348,044   (13,069,726)  11,348,044    5,379,464    3,054,921    4,178,666     456,675
    Tax benefit-ESOT div.                          0             0            0            0            0            0           0
                                         -----------  ------------  -----------  -----------  -----------  -----------  ----------
  Total additions                        $11,348,044  $(13,069,726) $11,348,044  $ 5,379,464  $ 3,054,921  $ 4,178,666  $  456,675
                                         -----------  ------------  -----------  -----------  -----------  -----------  ----------
  Deductions
    Cash divs. on common                   9,231,614    (9,750,000)   9,231,614    4,200,000    3,000,000    2,550,000           0
    Cash divs. on pref.                       16,627      (178,000)      16,627      178,000            0            0           0
    Stock repurchase                               0             0            0            0            0            0           0
    Stock dividend                                 0             0            0            0            0            0           0
                                         -----------  ------------  -----------  -----------  -----------  -----------  ----------
  Total deductions                       $ 9,248,241  $ (9,928,000) $ 9,248,241  $ 4,378,000  $ 3,000,000  $ 2,550,000  $        0
                                         -----------  ------------  -----------  -----------  -----------  -----------  ----------
End of Year To Date                      $17,127,611  $(63,651,898) $17,127,611  $20,566,009  $21,417,688  $13,923,591  $7,744,610
                                         ===========  ============  ===========  ===========  ===========  ===========  ==========
Percent of Dividends
 to Net Income                                81.35%
                                         ===========

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
                                              SEMCO ENERGY SERVICES, INC.
                             CONSOLIDATED AND CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                                  DECEMBER 31, 1995
                                                (Unaudited Statement)

                       SEMCO Energy Services
                      ------------------------              SEMCO       SEMCO                                             SEMCO
                       Energy                   SEMCO        Gas       Arkansas                                          Consoli-
                      Marketing     Parent     Pipeline    Storage     Pipeline       SFS        SEDCO        Elim.       dating
                      ----------  ----------  ----------  ----------  -----------  ----------  ----------  ------------ ----------
Beginning of Year     $  408,994  $5,163,198  $4,294,697  $2,630,875  $(2,740,136) $1,770,533  $1,557,159  $(5,797,382) $7,287,938

Additions:
 Net income (loss)       681,298    (340,755)    397,568     414,035   (1,287,525)    219,647     372,403            0     456,671

Deductions:                    0           0           0           0            0           0           0            0           0
                      ----------  ----------  ----------  ----------  -----------  ----------  ----------  -----------  ----------
End of Year To Date   $1,090,292  $4,822,443  $4,692,265  $3,044,910  $(4,027,661) $1,990,180  $1,929,562  $(5,797,382) $7,744,609
                      ==========  ==========  ==========  ==========  ===========  ==========  ==========  ===========  ==========

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
                                          SOUTHEASTERN MICHIGAN GAS ENTERPRISES, INC.
                                   CONSOLIDATED AND CONSOLIDATING STATEMENT OF CAPITAL SURPLUS
                                             FOR THE YEAR ENDED DECEMBER 31, 1995
                                                           UNAUDITED
                                                           ---------
                                                                                           NATURAL GAS GROUP
                                                                                  ------------------------------------
                                                                                     SEM          B C          MICH       SEMCO
                                             TOTAL         ELIM.        PARENT      GAS CO       GAS CO       GAS CO      ENERGY
                                          -----------  ------------  -----------  -----------  ----------  -----------  ----------
CAPITAL SURPLUS - BEGINNING OF YEAR       $83,711,308  $(51,335,149) $83,711,308  $12,819,937  $4,991,102  $29,432,868  $4,091,242
                                          -----------  ------------  -----------  -----------  ----------  -----------  ----------
ADD -
  Excess of common stock issued in
    connection with dividend
    reinvestment plan over par value      $ 4,840,358  $          0  $ 4,840,358  $         0  $        0  $         0  $        0

  Excess of common stock issued to
    Employee Stock Ownership Trust
    (ESOT) over par value                     849,733             0      849,733            0           0            0           0

  Excess of common stock issued in
    connection with conversion of
    preferred shares over par value            12,953             0       12,953            0           0            0           0
                                          -----------  ------------  -----------  -----------  ----------  -----------  ----------
                                          $ 5,703,044  $          0  $ 5,703,044  $         0  $        0  $         0  $        0
                                          -----------  ------------  -----------  -----------  ----------  -----------  ----------

DEDUCT -
  Issuance of 5% stock dividend           $   564,369  $          0  $   564,369  $         0  $        0  $         0  $        0

  Excess of common stock repurchased
    over par value                          5,683,470             0    5,683,470            0           0            0           0
                                          -----------  ------------  -----------  -----------  ----------  -----------  ----------
                                          $ 6,247,839  $          0  $ 6,247,839  $         0  $        0  $         0  $        0
                                          -----------  ------------  -----------  -----------  ----------  -----------  ----------
CAPITAL SURPLUS - END OF YEAR             $83,166,513  $(51,335,149) $83,166,513  $12,819,937  $4,991,102  $29,432,868  $4,091,242
                                          ===========  ============  ===========  ===========  ==========  ===========  ==========


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